SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Urban Outfitters, Inc.

NAME OF PERSON RELYING ON EXEMPTION: International Brotherhood of Teamsters

ADDRESS OF PERSON RELYING ON EXEMPTION: 25 Louisiana Avenue, N.W., Washington, D.C. 20001

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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 ________________________________________________________________________________

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

SEAN M. O'BRIEN
General President

25 Louisiana Avenue, NW
Washington, DC 20001

FRED E. ZUCKERMAN
General Secretary-Treasurer

202-624-6800
www.teamster.org

April 2022

RE: Support Report into Worker Misclassification Risks in Supply Chain at Urban Outfitters, Inc. (NASDAQ: URBN), Item 5

Dear Urban Outfitters, Inc. shareholder:

Urban Outfitters and other major retailers face significant supply chain problems these days, yet there is one challenge that has garnered little attention among investors, even though it can have serious consequences for shareholder value: misclassified port truck drivers, or what the State of California calls "the Last American sharecroppers". **That is why we urge you to vote YES on Item 5.**

Urban Outfitters, like many retailers, imports many of the goods that it sells, using ports such as those in southern California, which process 40% of the nation's container cargo. At the ports these items are offloaded and transported by truck to warehouses or distribution centers (before continuing to their ultimate destination).

However, the port drivers who move these goods operate under conditions that *USA Today* termed "modern day indentured servitude" in an award-winning exposé that highlighted multiple abuses, such as drivers who earn only 67 cents an hour, after paying their operating expenses.[1]

Why is this happening? The companies that hire these drivers are "misclassifying" them as independent contractors, rather than as employees. As a result, the drivers are denied basic protections such as a minimum wage, overtime pay and other benefits. There are estimated to be 16,000 misclassified drivers in California's ports and thousands more nationally, collectively suffering billions of dollars in "wage theft".[2]

California courts and regulators have been cracking down on this type of misclassification, awarding $50 million to drivers in recent years. The California legislature has also weighed in. Last year, it passed a law that calls these drivers "the last American sharecroppers, held in debt

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[1] Murphy, B. "Rigged," June 16, 2017, *USA Today*.

[2] National Employment Law Project, February 2014, "The Big Rig Overhaul" (available at https://www.nelp.org/wp-content/uploads/2015/03/Big-Rig-Overhaul-Misclassification-Port-Truck-Drivers-Labor-Law-Enforcement.pdf).

This is not a solicitation to vote your proxy. Please DO NOT send us your proxy card as it will not be voted.

servitude and working dangerously long hours for little pay," adding that the drivers were "a largely immigrant workforce...particularly vulnerable to labor exploitation."[3]

To remedy the situation, the new California law requires the state Labor Department to post the names of trucking companies that have been found to engage in misclassifying drivers; if a retailer uses a company on the list, the retailer could be jointly liable, if there are future violations, not only for the wages the drivers should have been paid, but for unemployment compensation and other taxes or charges that may be owed to the state. As the Long Beach Journal notes, "Big box retailers moving product through California will soon have to take a closer look at the company they keep—or pay the price."[4]

Until recently, the treatment of port drivers has been a blind spot in the retail industry, even though human rights abuses in a retailer's supply chain can do serious reputational damage in terms of consumer perceptions of a company. Writing recently amid logjams at the ports, the Los Angeles Times business columnist called port truck drivers "among the most abused workers in our economy."[5] Here, the risk is compounded by the significant financial risks under the new California law. Certainly, nothing in Urban Outfitters oppositional statement suggests it has engaged its logistics providers on misclassification risk, let alone conducted a risk assessment or audit."[6]

That is why we urge you to **vote YES on Item 5**, which seeks a study to advise shareholders on what Urban Outfitters is doing about the situation. For more information, please contact Michael Pryce-Jones at mpryce-jones@teamster.org.

Sincerely,

Fred E. Zuckerman
General Secretary-Treasurer
FEZ/mpj

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[3] See https://leginfo.legislature.ca.gov/faces/billTextClient.xhtml?bill_id=202120220SB338.
[4] Maschke, A, Oct. 21, 2021, "New law takes aim at 'bad actors' in trucking—and the companies using their services" *Long Beach Business Journal.*
[5] Hiltzik, M. "You may be mad at truck drivers, but they're the victims of an abusive system," Feb. 15, 2022, *Los Angeles Times*. Also see, Garcia-Hodges, A, "Poor conditions and low pay for truckers helped fuel supply chain crisis," Nov. 22, 2021, *NBC News;* Kim, T, "The Supply Chain Crisis is Creating Rare Opportunity for Truck Drivers," Nov. 18, 2021, *New York Times*; Alvarez, O, "Real supply chain crisis is shortage of companies treating drivers with respect," Jan. 12, 2022, *USA Today*; McCormick, E, "Indentured servitude: low pay and grueling conditions fueling US truck driver shortage," Nov. 22, 2021, *The Guardian*.
[6] After extensive discussions with major U.S. retailers in recent years, the routine misclassification of port truck drivers is not on the radar of companies' human rights and supply chain oversight (which typically focus on overseas manufacturing). One retailer, however, following receipt of this proposal has agreed to audit its port truck vendors (that proposal was withdrawn).

This is not a solicitation to vote your proxy. Please DO NOT send us your proxy card as it will not be voted.